K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 25, 2015
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:Neuberger Berman Income Funds; Post-Effective Amendment No. 116
-- Neuberger Berman Core Bond Fund
-- Class R6
-- Neuberger Berman Short Duration Bond Fund
-- Class R6
-- Neuberger Berman Unconstrained Bond Fund
-- Class A, Class C, Class R6 and Institutional Class
-1933 Act File No. 002-85229
-1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on February 18, 2015, regarding your review of Post-Effective Amendment No. 116 to the registration statement on Form N-1A for Neuberger Berman Income Funds (the "Registrant") on behalf of the series listed above (each, a "Fund").  Post-Effective Amendment No. 116 is scheduled to become effective on February 28, 2015, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"). On or about February 25, 2015, we expect to file Post-Effective Amendment No. 117, which will become effective on February 28, 2015, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff's comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectuses
Comment 1:  For each Fund, please confirm that the expense example reflects the contractual expense cap for only the term of the expense limitation agreement.
Response:  The Registrant confirms that the expense example reflects the contractual expense cap for only the term of the expense limitation agreement.
Comment 2:  For purposes of each Fund's names rule policy, please consider revising

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

the language that states "other [investments]/[investment companies] that provide investment exposure to such debt securities" with "other [investments]/[investment companies] with economic characteristics similar to such debt securities."  Please also discuss what is meant by the phrase "other debt securities" (in the phrase "…bonds and other debt securities…") in each Fund's names rule policy and confirm that those "other debt securities" are discussed in the Fund's "Principal Investment Strategies" section.
Response:  The Registrant respectfully declines to revise the language in a Fund's names rule policy that states "other [investments]/[investment companies] that provide investment exposure to such debt securities."  The Registrant believes that the current language is consistent with the Adopting Release for Rule 35d-1 (i.e., the names rule).  The Adopting Release states that 80% of a fund's investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket." (emphasis added)  The Adopting Release does not require that a fund's 80% policy use any particular language if it wants to include those synthetic instruments within the 80% basket and the Registrant believes that the current language (i.e., "that provide investment exposure") is consistent with policy articulated by the Adopting Release for Rule 35d-1.  In this connection, the Registrant confirms that any investments included for purposes of determining that at least 80% of a Fund's net assets are invested in bonds and other debt securities will have economic characteristics similar to such debt securities.
With respect to the phrase "other debt securities" in a Fund's names rule policy, the Registrant confirms that all of the types of debt securities in which the Fund may invest as part of its principal investment strategies are discussed in the Fund's "Principal Investment Strategies" section.  In addition, the Registrant believes that it may not be clear to shareholders that the term "bonds" (standing alone) encompasses other types of debt securities. The Registrant includes the phrase "other debt securities" because it believes that including that phrase helps to clarify this for shareholders.
Comment 3:  For Neuberger Berman Unconstrained Bond Fund, please confirm that expenses relating to short sales are included in "Other expenses" in the fee table.
Response:  The Registrant confirms that expenses relating to short sales are included in "Other expenses" in the fee table.
Comment 4:  For Neuberger Berman Unconstrained Bond Fund, please explain how the Fund invests in currencies.
Response:  The Registrant confirms that the Fund gains exposure to currencies through its use of derivatives. The Fund's "Principal Investment Strategies" section states "[t]he Fund may use derivatives without limitation, primarily futures, forward foreign currency contracts, and swaps….  Any of these derivatives may be used in an effort to…establish net short positions for

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

individual markets, currencies or securities…or alter the Fund's exposure to currencies, interest rates, sectors, and individual issuers."
Comment 5:  For Neuberger Berman Unconstrained Bond Fund, please describe the types of trust structures in which the Fund may invest and the risks of investing in these trust structures.
Response:  The Registrant has revised the first sentence in the second paragraph of the Fund's "Principal Investment Strategies" section to clarify that the term "trust structures" is intended to describe a variation of the form of organization of the issuer of a security (i.e., the entity is not a corporation but a trust), as follows:
The Fund's investments may include securities issued by domestic and foreign governments, supra-national entities (e.g., World Bank, IMF), and corporate and trust entities~~, and trust~~ or structures.
No further change was made in response to this comment. The Registrant believes that the various disclosures in the Fund's "Principal Investment Risks" section address the principal risks associated with the Fund's investment in securities issued by trust structures.
Comment 6:  Please confirm whether investments in participation interests in loans are considered a principal investment strategy for Neuberger Berman Unconstrained Bond Fund. If so, please add participation interests in loans to the Fund's "Principal Investment Strategies" section.
Response:  The Registrant has clarified the Fund's "Principal Investment Strategies" section as follows:
The Fund may invest in a broad array of bonds and other debt securities, including, without limitation…loans and related assignments and participations; and commercial paper.
The "Loan Interests Risk" disclosure in the Fund's "Principal Investment Risks" and "Additional Information about Principal Investment Risks" sections already discusses the principal risks associated with investments in participation interests in loans. The Registrant has revised these sections to include the following disclosure relating to loan assignments:
The Fund may acquire a loan interest by obtaining an assignment of all or a portion of the interests in a particular loan that are held by an original lender or a prior assignee.  As an assignee, the Fund normally will succeed to all rights and obligations of its assignor with respect to the portion of the loan that is being assigned. However, the rights and obligations acquired by the purchaser of a

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

loan assignment may differ from, and be more limited than, those held by the original lenders or the assignor.
Comment 7:  Please confirm whether investments in business development companies ("BDCs") are considered a principal investment strategy for Neuberger Berman Unconstrained Bond Fund. If so, please add BDCs to the Fund's "Principal Investment Strategies" section and add corresponding risk disclosure.
Response:  No change was made in response to this comment. Investments in BDCs are not a principal investment strategy for the Fund.
Comment 8:  Please confirm that Neuberger Berman Unconstrained Bond Fund's "Principal Investment Strategies" section discloses all of the bonds that are considered principal investment strategies for the Fund.
Response:  Please see the response to Comment 2 above.
Comment 9:  Please confirm that Neuberger Berman Unconstrained Bond Fund will segregate assets sufficient to cover the Fund's potential exposure under a credit default swap when it is the seller of a credit default swap.
Response:  The Registrant confirms that the Fund currently intends to segregate assets sufficient to cover the Fund's potential exposure under a credit default swap when it is the seller of a credit default swap. Specifically, when the Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When the Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is "out of the money" based on the current mark-to-market valuation of such swap.  In these instances, the Manager believes the amount that the Fund is "out of the money" more appropriately represents the Fund's potential exposure to such swap.  The Registrant also reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund's exposure.
Comment 10:  Please confirm whether Neuberger Berman Unconstrained Bond Fund considers preferred securities to be equity securities.
Response:  The Registrant currently considers preferred securities to be either debt securities or equity securities based on the recommendation of an independent third party. The preferred securities that the Fund currently holds are considered to be debt securities. Accordingly, the Registrant has deleted the following sentence from the Fund's "Principal Investment Strategies" section:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

 ~~The Fund may also invest up to 20% of its net assets in preferred securities.~~
In addition, the Registrant has revised the first sentence of the sixth paragraph of the Fund's "Principal Investment Strategies" section as follows:
Additionally, the Fund may invest in tender option bonds, convertible securities, contingent convertible securities, and preferred securities.
Comment 11:  Please confirm whether market capitalization risk is considered a principal investment risk for Neuberger Berman Unconstrained Bond Fund. If so, please disclose that the Fund may invest in securities of any market capitalization.
Response:  The Registrant has deleted the stand-alone "Market Capitalization Risk" disclosure from the Fund's "Principal Investment Risks" and "Additional Information about Principal Investment Risks" sections. Market capitalization risk associated with the Fund's principal investment strategies is discussed under the applicable corresponding principal investment risks, including, e.g.,"Convertible Securities Risk" and "Preferred Securities Risk," in the Fund's "Principal Investment Risks" and "Additional Information about Principal Investment Risks" sections.
Comment 12:  Please consider revising Neuberger Berman Unconstrained Bond Fund's "Derivatives Risk" disclosure to focus on the types of derivatives listed in the Fund's "Principal Investment Strategies" section.
Response:  No change was made in response to this comment. The Registrant believes that the "Derivatives Risk" disclosure in the Fund's "Principal Investment Risks" and "Additional Information about Principal Investment Risks" sections describes the principal risks associated with the types of derivatives in which the Fund invests as part of its principal investment strategies.
Comment 13:  Please confirm that the portfolio managers named in Neuberger Berman Unconstrained Bond Fund's "Portfolio Managers" section are jointly and primarily responsible for the day-to-day management of the Fund's portfolio.
Response:  The Registrant confirms that the portfolio managers named in Neuberger Berman Unconstrained Bond Fund's "Portfolio Managers" section are jointly and primarily responsible for the day-to-day management of the Fund's portfolio.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

Statement of Additional Information
Comment 1:  Please clarify that each Fund will "look-through" to the holdings of any underlying investment companies when determining the Fund's compliance with the industry concentration policy described in the "Investment Policies and Limitations" section.
Response:  The Registrant respectfully declines to make the requested change.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any requirement to "look-through" to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
Comment 2:  Please provide the legal basis for the following disclosure, which relates to the Funds' investment limitations on concentration in a particular industry:
If an obligation is backed by an irrevocable letter of credit or other guarantee, without which the obligation would not qualify for purchase under a Fund's quality restrictions, the issuer of the letter of credit or the guarantee is considered an issuer of the obligation. If an obligation meets a Fund's quality restrictions without credit support, the Fund treats the commercial developer or the industrial user, rather than the governmental entity or the guarantor, as the only issuer of the obligation, even if the obligation is backed by a letter of credit or other guarantee.
Response:  The requirement that a fund include in its registration statement a recital of its policy with respect to concentration in a particular industry is essentially intended to avoid undue concentrations of risk without appropriate notice to investors and risk disclosure. For purposes of a Fund's investment limitation on concentration in a particular industry, the Registrant believes that it is appropriate for the Fund to look to the industry of the entity on which the Fund is relying as the actual source of funds for the repayment of principal and payment of interest on a municipal obligation (or, in other words, as the actual source of the credit quality that the Fund uses as a criterion for evaluating and selecting the municipal obligation for purchase). The Registrant believes that this position is consistent with the principles underlying Rule 2a-7 and the old Guide 18 to Form N-1A, both of which direct funds to consider a guarantor as an issuer in certain circumstances, and is consistent with principles of responsible investing.
*****

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
February 25, 2015

If you have any further comments or questions regarding this filing, please contact me at (202) 778-9876 or Marguerite W. Laurent at (202) 778-9403.  Thank you for your attention to this matter.

Sincerely, /s/ Lynn A. Schweinfurth Lynn A. Schweinfurth